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04012495

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME American Manor Enterprises Inc

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4158

FISCAL YEAR 7-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 2/2/04

82-4158

04 JAN 22 AM 7:21

AR/S
7-31-03

ANNUAL REPORT 2003

American Manor Enterprises Inc.

CORPORATE PROFILE

American Manor Enterprises Inc. began trading on August 10, 2000 as the new name and share structure of former American Manor Corp. On August 10, 2000, the shares of American Manor Corp. were consolidated on a one new share for two old shares and the name changed to American Manor Enterprises Inc. (TSX Venture Excgange - symbol AMN).

American Manor Enterprises Inc. has interests in various Oil & Gas properties in Trinidad, Western Canada and Montana. In addition to these Oil & Gas interests, the Company continues to evaluate Canadian and International projects that may fit with managements guidelines for advancing the Company.

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the offices of Shea Nerland Calnan, 1900 715-5th Avenue Southwest, Calgary, Alberta on January 30, 2004 at 11:00 A. M. Mountain Time.

During the past year American Manor participated in the drilling of four wells, two in Alberta and two in Prince Edward Island.

Potential Oil zones were targeted in the two Alberta wells. The first well, the Manyberries, intersected an oil bearing formation but extraction of the oil was uneconomic due to low bottom hole pressure. The second well contained no oil zones but intersected two natural gas zones. The gas zones although economic required to be connected for production. After evaluating the costs and the time it would take before other production in the area was ready for market, American Manor elected to sell its interest back to the operator of the project.

The two wells in Prince Edward Island both encountered uneconomic amounts of natural gas. American Manor has exercised a Put Agreement that allows the Company to sell its three percent interest in the 96-06 lease on Prince Edward Island and recover 75% ($135,000) of the original investment.

The Company has been unable to proceed with the Palo Seco Project in Trinidad as a result in delays in obtaining Government approval of the Environmental Impact Study (EIS). American Manor's partner in Trinidad completed and submitted this EIS last December and has not received any reply from the Government. Without an approved EIS no drilling can take place on the Palo Seco Lease. The Joint Venture Agreement the Company has with Moonsie Oil has a defined term and as such would require renegotiation of the term before the Company will enter into any work project. The uncertainty of receiving an approved EIS and questions as to the renegotiating the term of the Joint Venture Agreement make it uncertain if this project will proceed.

American Manor Enterprises Inc. is directing its future efforts to Western Canada and is currently evaluating several exploration projects and other projects that are producing cash flow.

We would like to thank our shareholders for their patience during this past year.

William A. MacPherson, President
On behalf of the Board of Directors

MANYBERRIES & CONRAD PROJECTS, ALBERTA

Manyberries & Conrad Projects, Alberta In December of 2002 American Manor signed an agreement with Val Vista Energy that related to two separate land positions in Alberta. The first was the acquisition of an 18% working interest in the N/2 of LSD 11-5-5-4 and all of LSD 12-5-5-4 W4. American Manor also had the right to earn an additional undivided 18% working interest in LSD's 13 and 14 of Section 5-5-4 W-4 should a further well be drilled in LSD 14-5-5-4 W4. American Manor will pay 30% of the drill, case and abandon costs for the 11-5 Val Vista Manyberries 102/11-5-5-4 W4M. Val Vista currently has a 62.5% working interest in 160 acres of land and an off target pumping oil well in the Manyberries area of southeast Alberta. Light crude production is obtained from the Sunburst "C" Pool. Val Vista's 1105 well, located off target on the up dip edge of the Sunburst "C" Pool Unit, has produced about 30 (gross) Bopd on a restricted basis without decline for over two years. The 102/11-05 well was assigned proved undeveloped reserves of 31.3 Mstb. Based on the performance of the existing well, the assignment seems very conservative. The second part of the Val Vista agreement concerns an undivided 60% working interest in the Val Vista Conrad 4-6-6-15 W4M Well 4-6. American Manor will pay 66.66% of the drill case and abandon costs on this project. Val Vista has a 100% working interest in 1,600 gross acres of land in the Conrad area of southern Alberta. The project is targeting reservoir quality Sawtooth Formation sandstones, preserved on an erosional Mississippian feature. The structural closure on the Mississippian high is evident through the overlying Cretaceous, setting up potential secondary gas targets in the Mannville, Bow Island and Second White Specks zones. Drilling was completed on both of these wells prior to the end of December 2002. The 102/11-05 well on the Manyberries project was put into production although stable production rates were never achieved. The Conrad 4-6-6-15 W4M Well did not encounter economic amounts of oil in the anticipated zone, however an up hole gas zone is considered economic.

Due to unfavorable results in the two wells that were drilled, the Company subsequently sold its entire interest in these properties to Val Vista Energy Inc. for proceeds of $150,000.00 plus abandonment costs of the Manyberries well.

96-06 LEASE, PRINCE EDWARD ISLAND

In December of 2002 is Company acquired 3% of the 25% interest held by Shannon International Resources in the 96-06 lease on Prince Edward Island. American Manor paid $180,000 for this interest. The 96-06 lease is 116,279 acres and is considered part of the Magdalen Basin. The Magdalen Basin is sub-basin of the Central Maritimes Basin and is one of North America's largest basins containing preserved late Paleozoic sediments. The lightly explored Magdalen Basin completely underlies Prince Edward Island. The Magdalen Basin was explored by several major oil & gas exploration and development companies during the 1970's when deeper oil was the primary objective and natural gas was generally bypassed without testing as there was no commercial market for natural gas at the time. Since 1944, only 18 wells have been drilled in the Magdalen Basin, 11 onshore PEI and seven off-shore. In many cases, gas was detected throughout the drilling process but the reservoirs were damaged by the heavy muds used for deep drilling. As a result, these natural gas shows were rarely tested. To-date only one significant natural gas discovery has been made; the East Point E-49 well drilled offshore northeast of PEI during 1970 in the Upper Carboniferous Cable Head Formation. The well tested at 5.5 million cubic feet per day during drill stem tests.

American Manor and its partners believe that the Magdalen Basin contains all the prerequisites necessary for the successful exploration of hydrocarbons including source, maturation, seal, reservoir and abundant salt tectonics for trap development. Management believes that the 96-06 lease presents a good opportunity to discover conventional natural gas at depths of less than 2,000 meters. This view is supported by technical information and the reported results from wells drilled on-shore and off-shore PEI, New Brunswick and Nova Scotia.

A two well drilling program was started on the 96-06 lease in mid February, with the target being conventional natural gas at a depth of less than 1700 meters. The first well, Irishtown #2, was completed and abandoned after encountering natural that was not judged to be commercial. The second well, the Seaview #1, targeted the Cablehead, Green Gables and Bradelle formations on separate seismically identified structures. The results of the drilling and testing did not yield commercial indications of natural gas and the well was suspended.

Along with the agreement to purchase the 3% interest in the 96-06 lease from Shannon International Resources, the Company signed a Put Agreement with CMB Energy, another participant in the lease. CMB Energy offered to purchase the Company's interest in the project within 60 days of the completion or abandonment of the first two wells. The purchase price is 75% of the purchase price being $135,000 payable at the option of the Company in common shares of Shannon International Resources or Rally Energy Corp. held by CMB Energy based on the average trading price after the twenty day trading period commencing on the execution date. Subsequent to the year end the Company exercised the Put Agreement and elected to receive Rally Energy common shares in satisfaction of the $135,000 purchase price.

PALO SECO, BLOCK 4

The Company has signed an agreement with Moonsie Oil & Gas of Trinidad to participate in a drilling program on the 1000 acre Palo Seco, Block 4 lease. American Manor will pay 100% of the drilling and development costs to earn a 75% interest after payout. Moonsie Oil & Gas currently operate a number of wells on the lease. There are eleven development drilling locations available on the property. An Environmental Impact Study was completed in December of 2002 and was submitted to the Government of Trinidad and Tobago. There has been no reply from the Government to date. As a result of the extended time it has taken the Government to reply to the EIS, the Company would need to renegotiate the term of the joint venture prior to beginning any work on the Palo Seco Lease.

WEMBLEY PROSPECT

American Manor Interest

Sections 19,20,29,30 Twp 72-08 W6M 2.5% royalty
Sections 33 Twp 72-08 W6M 2.5% royalty
Sections 05, 06 Twp 73-08 W6M 2.5% royalty
American Manor has retained a 2.5% royalty in the deep Oil & Gas rights on the Wembley lands.

MONTANA / SASKATCHEWAN

American Manor Enterprises is continuing legal proceedings against its partner on these projects. All work on these projects is at a standstill while this litigation is resolved. This litigation centers on a participation agreement between the Company and Antelope Oil & Gas Ltd. And the terms of which have been breached regarding monies spent without adequate notice or support. Additionally, the Company continues to try to secure technical data on the performance of the gas well that had been drilled in Montana. In Montana American Manor has a 37.5% working interest in approximately 22,000 acres of Oil & Gas leases. In Saskatchewan the Company has earned the right to drill up to nine wells on the property that it and its partner control.

MINERAL PROJECTS

WHITE CLOUD, WHITE QUEEN CLAIMS, UTAH

American Manor holds a 4,000,000 ton resource of Aragonite under unpatented claims in Juab County, Utah. Aragonite is an industrial mineral that is used in landscaping and decorative applications.

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED BALANCE SHEET
AS AT JULY 31, 2003

	2003 $	2002 $
ASSETS		
CURRENT		
Cash	18,640	113,347
Investment in marketable securities (Note 3)	44,469	47,023
Accounts receivable	287,573	-
GST recoverable	310	2,203
Prepaid expenses	702	1,404
Loan receivable (Note 4)	-	275,000
	351,694	438,977
INVESTMENT IN OIL AND GAS PROPERTIES (Note 5)	3	225,001
MINERAL PROPERTIES (Note 6)	2	225,317
EQUIPMENT, net of accumulated amortization of $23,566 (2002 - $20,838)	7,820	10,548
LONG-TERM INVESTMENT, at cost (Note 7) (Quoted market value - $730,000; 2001 - $410,000)	100,000	100,000
	459,519	999,843
LIABILITIES		
CURRENT		
Accounts payable	30,659	45,675
Current portion of loan payable (Note 7)	503,829	-
	534,488	45,675
LOAN PAYABLE (Note 7)	-	491,638
DEFERRED GOVERNMENT ASSISTANCE (Note 9)	-	16,230
MINORITY INTEREST	-	858
PREFERRED SHARES (Note 5(c))	1	1
	534,489	554,402
CAPITAL STOCK AND DEFICIT		
CAPITAL STOCK (Note 10)	16,606,816	16,221,531
WARRANTS (Note 11)	89,083	-
WARRANTS TO BE ISSUED	-	24,869
(DEFICIT)	(16,770,869)	(15,800,959)
	(74,970)	445,441
	459,519	999,843

APPROVED ON BEHALF OF THE BOARD:

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
AS AT JULY 31, 2003

	2003 $	2002 $
ADMINISTRATIVE EXPENSES		
Consulting fees	168,886	50,400
Interest on long-term debt	52,192	16,507
Administrative services	50,128	95,072
Legal fees	32,101	11,090
Accounting and auditing fees	31,500	16,400
Shareholders' expense	21,283	18,345
Occupancy costs	11,923	9,643
Stock exchange fees	5,082	4,597
Telephone	4,478	5,980
Travel	4,031	8,042
Loss on foreign exchange	1,134	8,923
Bank charges and interest	1,026	1,505
Office and general (recovered)	(268)	5,227
Amortization	2,728	2,554
Administrative expenses before the undernoted	386,224	254,285
Add/(Deduct):		
Loss on sale of oil and gas properties	370,138	-
Write down of mineral properties (Note 6)	224,141	549,999
(Gain) on sale of marketable securities	(82,620)	(51,912)
(Recovery) of amounts written off	(97,690)	-
(Gain) on settlement of loan receivable	(34,300)	-
(Gain) on government assistance (Note 9)	(16,230)	-
Interest income	(14,751)	(4,522)
Write down of marketable securities	10,000	15,020
Provision for impairment of loans receivable	-	20,648
Write down of oil and gas properties	224,998	50,188
	583,686	579,421
NET LOSS FOR THE YEAR	969,910	833,706
DEFICIT, beginning of year	15,800,959	14,967,253
DEFICIT, end of year	16,770,869	15,800,959
NET (LOSS) PER SHARE - Basic (Notes 10 & 14)	(0.15)	(0.14)

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
AS AT JULY 31, 2003

	2003 $	2002 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) for the year	(969,910)	(833,706)
Adjustments for:		
Write down of mineral properties	224,141	549,999
Write down of oil and gas properties	224,998	75,000
Amortization	2,728	2,554
Write down of marketable securities	10,000	15,020
(Gain) on sale of marketable securities	(82,620)	(51,912)
(Gain) on settlement of loan	(34,300)	-
(Gain) on government assistance	(16,230)	-
Loss on sale of oil and gas properties	370,138	-
	(271,055)	(243,045)
Changes in non-cash working capital balances:		
Decrease in GST recoverable	1,893	2,892
(Increase) decrease in accounts receivable	(287,573)	20,174
Decrease (increase) in loans receivable	275,000	(275,000)
Decrease (increase) in prepaid expenses	702	(1,404)
(Decrease) in accounts payable and accrued liabilities	(15,016)	(22,979)
	(24,994)	(276,317)
Cash flows from operating activities	(296,049)	(519,362)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of shares for cash	385,285	-
Issuance of warrants for cash	89,083	-
Warrants to be issued	(24,869)	24,869
Increase in loan payable	12,191	491,638
Cash flows from financing activities	461,690	516,507
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities	(25,000)	-
Proceeds on sale of marketable securities	134,474	181,559
Purchase of oil and gas properties	(688,904)	-
Proceeds on sale of oil and gas properties	318,766	-
Purchase of equipment	-	(5,534)
Decrease (increase) in mineral properties	316	(316)
(Increase) in long-term investment	-	(100,000)
Cash flows from investing activities	(260,348)	75,709
(Decrease) increase in cash	(94,707)	72,854
Cash, beginning of year	113,347	40,493
Cash, end of year	18,640	113,347
SUPPLEMENTAL INFORMATION		
Interest paid in the year	40,000	-
Income taxes paid in the year	-	-

See accompanying notes to the financial statements.

1. NATURE OF OPERATIONS AND GOING CONCERN

American Manor Enterprises Inc. (the "Company") is engaged in the search, evaluation and development of precious metal, oil and gas and other resources on a global basis. Since much of the Company's assets are located outside of Canada, these assets are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

There has been no determination whether the Company's interest in mineral and oil and gas properties held for exploration contain reserves which are economically recoverable. To date, the Company has earned no revenues and is considered to be in the development stage.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements.

The Company has a need for equity capital and financing for working capital requirements. No agreement with investors have been reached and there is no assurance that such will take place. Because of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

The accompanying financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, Virginia Gold Inc. (99.7% owned), American Manor (Trinidad) Enterprises Limited (100% owned) and Cuca Corporation (100% owned).

Interest in Mineral Properties:

The exploration activities of the Company are directed towards the search, evaluation and development of mineral properties. Major expenditures are required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The recoverability of valuations assigned to mineral properties is dependent upon discovery of economically recoverable reserves, confirmation of the Company's interest in the mineral claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition. Management reviews the carrying value of the Company's interest in each property and, where necessary, these properties are written down to their estimated recoverable amount. Although management has made its best estimate of these factors, it is reasonably possible that certain events could adversely affect management's estimates of recoverable amounts and the need for, as well as the amount of, possible mineral property impairment write downs.

The cost of mineral properties and related exploration costs are deferred until the properties to which they relate are placed into production, sold or allowed to lapse. These costs will be amortized over the estimated useful life of the properties following commencement of production or written off if the properties are sold or allowed to lapse. The Company does not accrue the future costs to keep the properties in good standing. Administrative expenditures are charged to operations as incurred.

Interest in Oil and Gas Properties:

The Company follows the full cost method of accounting for oil and gas properties whereby all exploration, development and acquisition costs incurred for the purpose of finding oil and gas reserves are capitalized. Management reviews the carrying value of the Company's interest in each unproven oil and gas property and where necessary, these properties are written down to their estimated recoverable amount. Although management has made its best estimate of these factors, it is reasonably possible that certain events could adversely affect management estimates of recoverable amounts and the need for as well as the amount of possible investment impairment write down.

Equipment and Amortization:

Equipment is stated at acquisition cost. Amortization is provided on the diminishing-balance basis at the following annual rates:

Equipment	20%
Computer	30%

Income Taxes:

The Company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantially enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Loss Per Share:

The Company adopted the recommendations of the Canadian Institute of Chartered Accountants for the calculation of earnings per share. Basic per share amounts are calculated using the weighted number of shares outstanding for the period. Under this standard, the treasury method is used to determine the dilutive effect of stock options and other dilutive instruments.

Stock-based Compensation Plan:

Effective August 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based Compensation and Other Stockbased Payments".

This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after August 1, 2002.

The Company, as permitted by Section 3870, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Foreign Currency Translation:

Accounts in foreign currencies have been translated into Canadian dollars using the "temporal" method. Under this method, monetary assets and liabilities have been translated at the period-end exchange rate. Non-monetary assets have been translated at the historical rate of exchange prevailing at the date of acquisition. Expenses have been translated at the average rate of exchange during the period. Realized and unrealized foreign exchange gains and losses are included in operations.

Use of Estimates:

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the related reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

3. INVESTMENT IN MARKETABLE SECURITIES

The marketable securities are carried at the lower of cost and quoted market value. The approximate quoted market value of the securities at year end is $92,000.

4. LOAN RECEIVABLE

Pursuant to a loan agreement with a third party dated July 2, 2002 which was subsequently amended September 30, 2002 and November 2, 2002, the Company loaned the third party $275,000. The loan was due November 30, 2002 and is secured by 500,000 common shares of Rally Energy Corp., which were being held by the Company. The loan was repaid in full during fiscal 2003.

The third party had also granted the Company an option to acquire an additional 100,000 Rally Energy Inc. common shares at $0.50 on or before April 30, 2003. The Company acquired 50,000 shares prior to April 30, 2003 for $25,000.

5. OIL AND GAS PROPERTIES - UNPROVEN

		2003 Carrying Costs	2002 Carrying Costs
		$	$
(a)	Montana Oil and Gas Project	1	150,000
(b)	Wembley Alberta Oil and Gas Project	1	75,000
(c)	Northern Alberta Oil and Gas Project	1	1
		3	225,001

(a) On June 24, 1997, the Company entered into an agreement to participate in the exploration and development of oil and gas properties in Canada and the United States. The Company is responsible for 75% of all of the actual costs associated with the acquisition, exploration, development and production of these properties which totaled $586,065. The Company will be entitled to 37.5% interest in each well upon payment in full of its share of the costs of that well. Prior to the commencement of any work, the Company was required to deposit 50% of its share of the estimated costs (paid) associated with the acquisition, exploration, development and production of these properties. The property has been written down to a nominal amount. The agreement is currently being contested by the grantor. See Note 8.

(b) The Company has a 2.5% royalty interest in 4,800 acres in the Wembley area of North West Alberta. The Company acquired this interest by participating in drilling costs in the above-noted property. The property has been written down to a nominal amount.

(c) On February 3, 1998, the Company purchased an 80% interest in the Enchant Play and a 75% interest in the Alberta Hawk/Nina Play. Consideration for the purchase was $1.00 plus the issuance of 1,500,000 preferred shares of the Company. The preferred shares have a redemption value of $1 per share and are redeemable for a period of 10 years. Failing redemption within the 10-year period, the Company will return to the vendor the interest and the preference shares will be cancelled.

The vendor may cause the Company to redeem the preference shares based on the following formula: The vendor will receive as redemption proceeds 25% of the oil and gas revenues less royalties and a 15% allowance for operating costs after 50% of the drilling costs have been repaid to the Company over a two-year period.

The preference shares will be held by the vendor until the full $1,500,000 is paid, at which time they will be returned to the Company. The vendor will retain a 10% GOR interest in the Enchant Play and a 5% GOR interest in the Alberta Hawk/Nina Play and has the option to convert the 5% GOR to a 12.5% working interest after payout.

In 2001, the Company relinquished its interest in the Enchant Play and consequently has written off all related expenditures and plans to negotiate for the cancellation of the preferred shares.

(d) In fiscal 2003, the Company signed a participation agreement with Val Vista Energy Inc. for the drilling of two oil wells, in the Manyberries and Conrad areas of Alberta. The Company was responsible for 30% and 66.67% of all costs, risks and obligations associated with the Manyberries and Conrad wells, respectively. The Company was entitled to 18% and 40% interest in the Manyberries and Conrad wells, respectively, upon payment in full of its share of the costs, risks and obligations. Prior to the commencement of any work, the Company was required to deposit $240,500 (paid) into trust, for its estimated costs associated with the exploration, development and production of these properties.

Due to unfavourable results in the two wells that were drilled, the Company subsequently sold its entire interest in these properties to Val Vista Energy Inc. for proceeds of $150,000.

(e) On November 22, 2002, the Company entered into a participation agreement with Shannon International Resources Inc. ("Shannon") to drill two test oil and gas wells in Prince Edward Island. The Company, by expending $180,000 (paid) earned a 3% working interest in the project. Co-terminously, the Company also signed a Put Agreement with CMB Energy Corp. ("CMB"), another participant in the test well project. CMB offered to purchase the Company's interest in the project within 60 days of the completion or abandonment of the first two test wells. The purchase price is 75% of the purchase price being $135,000 payable at the option of the Company in common shares of Shannon or Rally Energy Corp.("Rally") held by CMB based on the average trading price after the twenty-day trading period commencing on the date of execution.

The two test wells were abandoned due to poor results and subsequent to the year end, the Company exercised the Put Agreement and elected to receive Rally common shares in satisfaction of the $135,000 purchase price.

6. RESOURCE PROPERTIES

Area of Interest	Claims	Acquisition Costs (Net)	Deferred Exploration Expenditures Net	Write Down/ Disposal of Acquisition Costs and Deferred Exploration Expenditures	2002 Total	2000 Total
		$	$	$	$	$
UNITED STATES						
White Queen, Utah	1	150,158	-	(150,157)	1	150,158
White Cloud, Utah	1	75,158	-	(75,157)	1	75,158
PANAMA						
Santa Rita Concession		1	-	(1)	-	1
		225,317	-	(225,315)	2	225,317

The Company did not incur any exploration expenses during the year and currently does not have an active exploration program for any of its mineral properties, consequently, all properties have been written down to a nominal account.

7. LOAN PAYABLE

Pursuant to a loan agreement dated April 2, 2002, the Company borrowed $500,000 from Boulder Ridge Ltd. The loan bears interest at 8% per annum and is due April 5, 2004. In addition, the lender is entitled to receive 250,000 common share purchase warrants (see Note 11). The loan was originally valued at $475,131 with the balance of the amount $24,869 being allocated to the warrants. The loan is secured by 1,000,000 common shares of Rally Energy Corp., which have a cost of $100,000.

8. CONTINGENT LIABILITIES

During fiscal 2002, the grantor of the participation agreement as described in Note 5(a) commenced a claim seeking a declaration of the validity of the participation agreement as well as damages in the amount of US$191,250 plus general damages, interest and costs. The Company has filed a defence and counter-claim for specific damages of US$191,250, general damages totaling US$300,000 plus interest and costs. The likely outcome of these proceedings cannot be determined at this time and, as such, no provision has been booked in the accounts.

9. DEFERRED GOVERNMENT ASSISTANCE

In 1989, a predecessor company to American Manor Enterprises Inc. received $16,230 in government assistance. The property to which the funding related to has been written off with no continuing obligation, consequently, the amount has been included in income.

10. CAPITAL STOCK

The capital stock is as follows:

Authorized
Unlimited preferred shares, voting, non-cumulative, redeemable at $1 per share
Unlimited Common shares
Issued

7,050,435 Common shares	$16,606,816
1,500,000 Preferred shares (see Note 5(c))	$ 1

Transactions during the year are as follows:

Common Shares:	Number of Shares	Amount $
Balance, July 31, 2002	5,766,149	16,221,531
Private Placement ❶	1,284,286	385,285
Balance, July 31, 2003	7,0580,435	16,606,816

❶ The Company completed a non-brokered private placement of 1,284,286 units at a price of $0.35 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.50 for a period of two years (see Note 11).

The preferred shares have been classified as a liability since this financial instrument has the features associated with a liability (see Note 5(c)). The Company plans to negotiate for the cancellation of the preferred shares.

11. WARRANTS

The Company, pursuant to a loan agreement (see Note 7) issued 250,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company on or before April 5, 2004 at a price not to exceed $0.43.

As at July 31, 2003, the Company has issued and outstanding 1,284,286 share purchase warrants valued at $64,214. Each warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.50 until December 12, 2004.

The fair value of the warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate at 3%, expected life of two years, dividend rate at 0% and volatility of 46%.

12. STOCK OPTIONS

The Board of Directors of the Company has adopted a stock option plan for the Company. Pursuant to the plan, the board of directors of the Company may allocate common shares to its directors, officers and certain consultants. The aggregate number of stock options to be granted under the plan should not exceed 10% of the issued and outstanding capital of the Company. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

Stock-based compensation:
The Company does not record compensation cost on the grant of stock options to employees, as described in Note 2.

Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan for options awarded on or after August 1, 2002, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

July 31,		2003
		$
Net loss	- As reported	969,910
	- Pro forma	973,660
Loss per share - basic	- As reported	(0.15)
	- Pro forma	(0.15)

12. STOCK OPTIONS (Continued)

The fair value of the options at the date of grant was estimated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 3%, expected life of three years; and volatility of 83%. The estimated fair value of the options is expensed over the three-year life of the options.

Stock option activity for the years ended July 31, 2003 and 2002 is summarized as follows:

	Common Shares	Weighted Average Exercise Price
	#	$
Balance, July 31, 2002	550,000	0.25
Granted	25,000	0.30
Balance, July 31, 2003	575,000	0.25

The following is a summary of common share purchase options outstanding as at July 31, 2002:

Average Common Shares	Weighted Average Remaining Life	Exercise Price
#	(Years)	$
525,000	1.4	0.25
25,000	1.7	0.30
25,000	1.5	0.25
575,00	1.5	0.25

13. PROVISION FOR IMPAIRMENT OF PROMISSORY NOTE

During the year ended July 31, 1998, the Company advanced as interim financing $1,419,915 (US$1,000,000) to NTI Resources Ltd. ("NTI") secured by a demand promissory note bearing interest at 8% per annum. The Company was to acquire a 25% interest in an Oil and Gas well in Nigeria. The Company and NTI were not successful in achieving execution of a funding agreement satisfactory to both parties. Accordingly, the Company exercised its right to demand repayment of the promissory note. To date, the Company has been unsuccessful in recovering the $1,419,915 and fully provided for the impairment in carrying value in fiscal 1998.

The Company has obtained a judgment against NTI and its directors for the return of $1,419,915 (US$1,000,000) plus interests and costs. In fiscal 1999, $75,000 was received from the sale of shares obtained from NTI, of which $25,000 had to be assigned to another (third party) creditor of NTI.

14. LOSS PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, the fully diluted loss per share has not been presented. As at July 31, 2003, the weighted average number of shares outstanding was 6,622,340 (2002 - 5,766,149).

15. RELATED PARTY TRANSACTION

During the year ended July 31, 2003, a total of $36,000 (2002 - $34,000) was paid to a director for administrative services. These transactions are in the normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties), which does not exceed the arms length equivalent value of these services.

The agreement referred to in Note 5(e) with Shannon is a related party transaction as a director of the Company is also a director of Shannon. The transaction was in the normal course of business and was measured at the exchange amount which was the amount of consideration established and agreed to by the related parties.

16. INCOME TAXES

(a) Provision for income taxes

Major items causing the Company's income tax rate to differ from the federal statutory rate of 38% (2002 - 39.5%) were as follows:

	2003	2002
	$	$
Expected income tax (benefit) based on statutory rate	(368,566)	(329,314)
Increase (decrease) resulting from:		
Non-deductible expenses	137,779	262,835
Gain on sale of marketable securities	(31,396)	(20,505)
Loss on sale of oil and gas properties	140,162	-
Share issue costs	(1,596)	(1,659)
Current year valuation allowance	123,617	88,643
	-	-

(b) Future tax balances

The tax effects of temporary differences that give rise to future income tax assets at July 31, 2003 and 2002 are as follows:

	2003	2002
	$	$
Future income tax assets - long-term portion:		
Non-capital losses	1,391,000	1,367,000
Resource properties	737,000	1,826,000
	2,128,000	3,193,000
Valuation allowance	(2,128,000)	(3,193,000)
	-	-

The future benefit of these losses was not recognized in the accounts.

(c) Non-capital losses

As at July 31, 2003, non-capital losses of approximately $3,660,000 are available to reduce future years' taxable income as follows:

Year of Expiry	Amount
	$
2004	732,000
2005	701,000
2006	435,000
2007	850,000
2008	452,000
2009	273,000
2010	217,000
	3,660,000

17. FINANCIAL INSTRUMENTS

Fair Value:

Canadian generally accepted accounting principles require that the company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts for cash, accounts receivable, GST recoverable, loan receivable, accounts payable and loan payable on the balance sheets approximate fair value because of the limited term of these instruments.

McGovern, Hurley, Cunningham, LLP
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
AMERICAN MANOR ENTERPRISES INC.

We have audited the consolidated balance sheets of American Manor Enterprises Inc. as at July 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants

TORONTO, Canada
October 3, 2003

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

BOARD OF DIRECTORS

William A. MacPherson, P.Eng. (1)

George Pothier

E. Neil Black (1)

Brian P. Bradbury, B.Comm, B.PR

Robert Shea, B.Comm.(1)

Michael Zander, P.Geol.

Audit Committee (1)

OFFICERS

William A. MacPherson, P.Eng.
President and Chief Executive Officer

E. Neil Black
Vice - President, Finance

M. Claire MacPherson
Corporate Secretary

INVESTOR RELATIONS

Brian P. Bradbury, B.Comm., B. PR.
Tel. 902-464-9346
Fax. 902-466-4353

LISTED

Canadian Venture Exchange
Symbol - AMN
12g Exemption No. 82-4158

HEAD OFFICE

1900 715-5th Avenue Southwest
Calgary, Alberta
T2P 3L8

ENGINEERING OFFICE

17 Prince Street
Dartmouth, Nova Scotia
B2Y 2S7

SOLICITORS

Shea Nerland Calnan
1900 715-5th Avenue Southwest
Calgary, Alberta
T2P 3L8

AUDITORS

McGovern, Hurley, Cunningham, LLP
2005 Sheppard Avenue East
Suite 503
North York, Ontario
M2J 5B4

SUBSIDIARIES

Cuca Corp.
Virginia Gold Inc.
AMC Minerals

AMERICAN MANOR ENTERPRISES INC.

Notice of Annual Meeting of Shareholders
to be held on

January 30, 2004

Information Circular

Dated December 15, 2003

TABLE OF CONTENTS

AMERICAN MANOR ENTERPRISES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO: THE SHAREHOLDERS OF AMERICAN MANOR ENTERPRISES INC.

TAKE NOTICE that an Annual Meeting (the "Meeting") of the holders of common shares of American Manor Enterprises Inc. (the "Corporation") will be held at the offices of Shea Nerland Calnan located at 1900, 715 – 5th Avenue S.W., Calgary, Alberta T2P 2X6, on January 30, 2004 at 11:00 a.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Corporation for the financial year ended July 31, 2003 and the auditors' report thereon;
2. to fix the number of directors to be elected at the Meeting at not more than 6;
3. to elect directors of the Corporation for the ensuing year;
4. to reappoint McGovern, Hurley, Cunningham, LLP Chartered Accountants as the auditors of the Corporation;
5. to approve the continuation of the employee incentive stock option plan of the Corporation; and
6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Corporation at Suite 202, 17 Prince Street, Dartmouth, Nova Scotia, B2Y 4W2. In order to be valid and acted upon at the Meeting, proxies must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of the mails to transmit proxies is at each shareholder's risk.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on December 15, 2003 (the "Record Date"). Only shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares owned as at the Record Date, unless any such shareholder transfers such shareholders shares after the Record Date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than the close of business on January 20, 2004 that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Dartmouth, Nova Scotia, this 15th day of December, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"William A. MacPherson"
William A. MacPherson, President

AMERICAN MANOR ENTERPRISES INC.

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 30, 2004

PROXIES

Solicitation of Proxies

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of American Manor Enterprises (the "Corporation") for use at the Annual Meeting of the holders (the "Shareholders") of common shares (the "Common Shares") of the Corporation (the "Meeting") to be held on January 30, 2004, at 11:00 a.m. (Calgary time), at the offices of Shea Nerland Calnan located at 1900, 715 – 5th Avenue S.W., Calgary, Alberta T2P 2X6, and at any adjournment thereof, for the purposes set forth in the enclosed Notice of Annual Meeting. Instruments of proxy must be received by the Corporation at Suite 202, 17 Prince Street, Dartmouth, Nova Scotia, B2Y 4W2 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on December 15, 2003 (the "Record Date"). Only Shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those Common Shares owned as at the Record Date, unless any such Shareholder transfers such Shareholders Common Shares after the Record Date and the transferee of those Common Shares establishes that the transferee owns the Common Shares and demands, not later than the close of business on January 20, 2004, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

The instrument appointing a proxy must be in writing and must be executed by the Shareholder or such Shareholder's attorney duly authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than the persons so designated, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

Revocability of Proxy

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or such Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their names (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting Common Shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholder's meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a proxy from an intermediary or broker cannot use that proxy to vote Common Shares directly at the Meeting; rather, the proxy must be returned to the intermediary or broker well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Persons Making The Solicitation

This solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by the enclosed instrument of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder. The persons appointed under the enclosed form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Annual Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof, in accordance with their best judgement. At the time of printing this Information Circular - Proxy Statement, the management of the Corporation knew of no such amendment, variation, or other matter.

Unless otherwise specified, proxies in the accompanying form will be voted in favour of:

1. **fixing the number of directors to be elected at the Meeting to be not more than 6;**
2. **the election of the nominees, hereinafter set forth, as directors of the Corporation (provided that in the event that a vacancy among such nominees occurs because of death or for any other reason prior to the Meeting, proxies shall not be voted with respect to such vacancy);**
3. **reappointing McGovern, Hurley, Cunningham, LLP Chartered Accountants, as auditors of the Corporation; and**
4. **approving the continuation of the employee incentive stock option plan of the Corporation.**

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

As at December 15, 2003, 7,050,435 Common Shares of the Corporation were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. In addition, the Corporation has outstanding 1,500,000 Series 1 Preferred Shares with each Preferred Share carrying 2.5 votes per share at a meeting of common shareholders. The Preferred Shares are subject to a voting trust agreement in which they can only be voted by William A. MacPherson, the President and Chief Executive Officer of the Corporation, at the direction of the board of directors of the Corporation. As such, there will be a maximum of 10,800,435 votes at the meeting. The close of business on December 15, 2003, is the record date for the determination of holders of Common Shares and Preferred Shares who are entitled to notice of, and to attend and vote at, the Meeting. Any transferee or person acquiring Common Shares or Preferred Shares after such date may, on proof of ownership of Common Shares or Preferred Shares, demand not later than 10 days before the Meeting that such transferees name be included in the list of persons entitled to attend and vote at the Meeting. A quorum for the transaction of business at the Meeting is not less than two (2) persons present holding or representing not less than 5% of the shares entitled to be voted at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at December 15, 2003 no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation except as set out below:

Shareholder and Municipality of Residence	Type of Ownership/ Control	Number of Common and/or Preferred Shares	Percentage of Common and/or Preferred Shares
Andreas Tjahjadi Jakarta, Indonesia	Direct and Indirect	750,000 Common Shares	10.6% of Common Shares
William A. MacPherson Dartmouth, Nova Scotia	Direct and Indirect	636,229 Common Shares 1,500,000 Preferred Shares(1)	9.02% of Common Shares 100% of Preferred Shares(1)

NOTES:
(1) Registered in the name of Fort Point Resources Ltd. but subject to a voting trust agreement in which they can only be voted by William A. MacPherson, the President and Chief Executive Officer of the Corporation, at the direction of the board of directors of the Corporation.

Executive Compensation

Report on Executive Compensation

It is the task of the Board of Directors to periodically review the compensation structure of the Corporation with respect to its executive officers to ensure that the Corporation continues to attract and retain quality and experienced individuals to its management team and to motivate these individuals to perform to the best of their ability and in the best interests of the Corporation. The Board of Directors makes recommendations with respect to the compensation of the executive officers to the Board of Directors, which gives final approval with respect to any executive compensation matters and issues.

The Corporation's policy with respect to the compensation of executive officers is to establish annual goals with respect to corporate development and the individual area of responsibility of the particular executive officer and then review total compensation with respect to the achievement of these goals. The key components of executive officer compensation are salaries, bonuses and stock options.

It is the policy of the Corporation that the base salaries and bonuses paid to its executive officers, in addition to the criteria set out above, reflect the success of the Corporation in achieving the prior year's goals as well as the individual responsibility and experience of the executive officer and the contribution that is expected from the executive officer. Base salaries and bonuses are reviewed by the Committee on an annual basis to ensure that these criteria are satisfied.

Stock options under the Corporation's stock option plan are granted by the Board of Directors to executive officers from time to time as a long-term performance incentive.

The base salary payable, bonuses issued and stock options granted to the President and Chief Executive Officer of the Corporation are based upon the same criteria as set out above with respect to the remaining executive officers of the Corporation.

Compensation of Executive Officers

The executive officers of the Corporation earned an aggregate cash compensation of $36,000 during the fiscal year of the Corporation ended July 31, 2003. The following table details compensation information for Mr. William A. MacPherson, President and Chief Executive Officer of the Corporation (the "Named Executive Officer"). No executive officer of the Corporation earned more than $100,000 in the fiscal year ended July 31, 2003.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Options to Purchase Common Shares (#)[(2)]	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)[(1)]
William A. MacPherson President and CEO	2001	0	0	0	0	0	0	0
	2002	0	0	0	150,000	0	0	0
	2003	0	0	0	150,000	0	0	0

Stock Options Granted

The following table details information with respect to the grant of stock options to the Named Executive Officer during the fiscal year of the Corporation ended July 31, 2003.

Name	Securities Under Option Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
William A. MacPherson	150,00	27%	$0.25	$37500	2004

The following table sets out information with respect to all options of the Corporation exercised by the Named Executive Officer during the most recently completed financial year of the Corporation and all options held and outstanding by the Named Executive Officers on July 31, 2003.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year End (#)	Value of Unexercised in the Money Options at Financial Year End ($)(2)
William A. MacPherson	nil	nil	nil	nil

Performance Graph

The following performance graph compares the yearly increase/decrease in the Corporation's cumulative total Shareholder return on Common Shares with the cumulative total Shareholder return on the TSX Venture Exchange Composite Index, assuming the reinvestment of dividends, where applicable. Note that TSX Venture Exchange only initiated its index in the current format on December 10, 2001.


200
175
150
125
100
75
50
25
-
American Manor Enterprises Inc.
TSX Venture Exchange
December 10, 2001
July 31, 2202
July 31, 2003

Index	December 10, 2001	July 31, 2002	July 31, 2003
American Manor Enterprises Inc.	$100 ($0.13)	$192.30 ($0.25)	$138.46 ($0.18)
TSX Venture Exchange Composite Index	$100 (996.33)	$97.53 (1,021.56)	$121.88 (1,214.35)

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has no written employment contracts with the Named Executive Officer.

Directors

At the present time, there are 6 directors of the Corporation. The directors of the Corporation are entitled to receive a fee of $100.00 for each meeting of the board of directors of the Corporation that they attend. The directors are also entitled to reimbursement for out-of-pocket expenses for attendances at meetings of the board and committees of the board. During the financial year of the Corporation ended July 31, 2003, the directors waived these fees and the Corporation did not pay any fees to its directors.

As at December 15, 2003, the directors of the Corporation, including those who are executive officers of the Corporation, held outstanding options to purchase a total of 425,000 Common Shares. See "Stock Options".

Indebtedness of Directors and Officers

No individual who is, or at any time during the most recently completed financial year of the Corporation was, a director, executive officer or senior officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate of any one of them:

a. is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries; or

b. was indebted to another entity, which such indebtedness is, or was at any time during the most recently completed financial year of the Corporation, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Interests of Insiders in Material Transactions

None of the Corporation's insiders, proposed nominees for election as directors of the Corporation or their associates and affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporations' last financial year which has not been previously disclosed in an information circular of the Corporation.

Interest of Certain Persons in Matters to Be Acted Upon

Other than as described elsewhere herein, none of the directors or senior officers of the Corporation nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Stock Options

As at December 15, 2003, there were outstanding options to purchase a total of 575,000 Common Shares under the Corporation's stock option plan. The following table sets out details with respect to all such stock options:

Group	Date of Grant	Number of Shares Under Option	Exercise Price	Expiry Date
Executive Officers	January 11 2002	350,000	$0.25	December 31 2004
	February 11 2003	25,000	$0.30	February 11 2005
Directors who are not Executive Officers	January 11 2002	25,000	$0.25	December 31 2004
	March 25 2002	25,000	$0.30	March 25 2005
	January 11 2002	150,000	$0.25	December 31 2004

Group	Date of Grant	Number of Shares Under Option	Exercise Price	Expiry Date
Employees	January 11 2002	150,000	$0.25	December 31 2004
Consultants				
Total		575,000		

PARTICULARS OF MATTERS TO BE ACTED UPON AT MEETING

Fix Number of Directors

It is proposed that the number of directors to be elected at the meeting will be 6.

At the meeting, Shareholders will be asked to vote on the following resolution, with or without variation:

Be it resolved that:

1. The number of directors to be elected at this Meeting is fixed at not more than 6.

Notwithstanding the foregoing resolution, the directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the close of the next annual general meeting, but the total number of additional directors shall not at any time exceed 1/3 of the number of directors elected at the Meeting.

Election of Directors

At the Meeting it is proposed that 6 directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. As at December 15, 2003, there are 6 directors of the Corporation, each of whom cease to hold office at the close of the Meeting.

The following table sets forth, in respect of each nominee for election as a director, all positions currently held with the Corporation, principal occupation or employment within the preceding five years, and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which voting control is exercised by them as of December 15, 2003. The information contained herein is based upon information furnished by the respective nominee and by the Corporation. Directors elected at the Meeting will hold office until the next annual general meeting of Shareholders unless re-elected at the Meeting.

Name and Municipality of Residence	Current Office in American Manor Enterprises	Principal Occupation for Last 5 Years	Number of Common Shares Owned Beneficially or Subject to Control or Direction
W. A. MacPherson, P.Eng.(1) Dartmouth NS	President, Chief Executive Officer and Director	President, Chief Executive Officer American Manor Enterprises Inc.	636,229 Common Shares 1,500,000 Preferred Shares
George B. Pothier Dartmouth NS	Executive VP and Director	Owner G & M Construction	104,975 Common Shares

Name and Municipality of Residence	Current Office in American Manor Enterprises	Principal Occupation for Last 5 Years	Number of Common Shares Owned Beneficially or Subject to Control or Direction
E. Niel Black[1] Dartmouth NS	VP Finance and Director	Owner Aberdeen Commercial Realities	28,000 Common Shares
Robert Shea, B.Comm.[1] Boston Mass	Director	President Shea Associates	2,500 Common Shares
Michael Zander, P.Geologist Calgary AB	Director	President Manitou Resources Inc and President Geras Petroleum Management Ltd.	0
Brian Bradbury, B.Comm., B.PR Lower Sackville NS	Office Administrator and Director	Office Administrator and Director	32,000 Common Shares

Note: (1) The Corporation is required by the Business Corporations Act (Alberta) to have an audit committee of the board of directors. Messrs. MacPherson, Black and Shea are currently the members of the audit committee.

At the meeting, Shareholders will be asked to vote on the following resolution, with or without variations:

Be it resolved that:

1. W.A. MacPherson, George Pothier, E. Neil Balck, Robert Shea, Michael Zander and Brian Bradbury be appointed as Directors of the Corporation to hold office until the close of next annual meeting of Shareholders following this Meeting.

Appointment of Auditors

It is proposed that the firm of McGovern, Hurley, Cunningham LLP, Chartered Accountants, North York, Ontario, be re-appointed as auditors of the Corporation until the next annual meeting of the Shareholders. McGovern, Hurley, Cunningham LLP, Chartered Accountants, have been the Corporation's auditors since 1990.

At the Meeting, Shareholders will be asked to vote on the following resolution, with or without variation:

Be it resolved that:

1. The firm of McGovern, Hurley, Cunningham LLP, Chartered Accountants, of North York, Ontario, be re-appointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of Shareholders.

2. The Board of Directors is hereby authorized to fix the auditor's remuneration as required to give effect to the aforementioned Resolution.

Approval of Stock Option Plan

A number of common shares equal to ten (10%) percent of the issued and outstanding common shares in the capital stock of the Corporation from time to time are reserved for the issuance of stock options pursuant to the Corporation's incentive stock option plan (the "Plan"). The Plan provides that the terms of the options and the option price shall be fixed by the directors subject to the price restrictions and other requirements of the TSX Venture Exchange. The Plan also provides that no option shall be granted to any person except upon the recommendation of the directors of the Corporation, and only directors, officers, employees, consultants and other key personnel of the Corporation or its subsidiaries may receive stock options. Stock options granted under the Plan may not be for a period longer than five (5) years and the exercise price must be paid in full upon exercise of the option.

Under the rules of the TSX Venture Exchange, listed issuer's with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed issuer from time to time for the issuance of stock options pursuant to the listed issuer's incentive stock option plan must have that stock option plan approved at each annual meeting of shareholders of the listed issuer.

At the Meeting, Shareholders will be asked to vote on the following resolution, with or without variation:

Be it resolved that:

1. The incentive stock option plan of the Corporation, attached as Schedule A to the management Information Circular of the Corporation dated December 15, 2003, be and is hereby ratified and approved.

Financial Statements

The audited financial statements of the Corporation for the year ended July 31, 2003 and the auditor's report thereon will be tabled before the Shareholders at the Meeting for the consideration of the Shareholders. The audited financial statements have been approved by the Audit Committee and by the Board.

Other Matters to Be Acted Upon

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

BOARD APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.

BY ORDER OF THE BOARD OF DIRECTORS OF THE CORPORATION

"William A. MacPherson"
William A. MacPherson
President, CEO and Director

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

"William A. MacPherson"
William A. MacPherson
President, CEO and Director

"E. Neil Black"
E. Neil Black
Vice-President, Finance and Director

December 15, 2003

SCHEDULE "A"

AMERICAN MANOR ENTERPRISES INC.

Stock Option Plan

1. **Purpose of the Plan**

The purpose of this stock option plan (the "Plan") is to develop the interest of the directors, officers, employees and other persons who provide on-going services (collectively, "Optionees") to AMERICAN MANOR ENTERPRISES INC., (the "Corporation") and its subsidiaries in the growth and development of the Corporation by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation and to better enable the Corporation and it subsidiaries to attract and retain persons of desired experience and ability.

2. **Administration**

This Plan shall be administered by the board of directors of the Corporation (the "Directors")

3. **Granting**

The Directors may from time to time and in their discretion grant by way of resolution one or more stock options ("Stock Options") to purchase voting common shares of the Corporation ("Common Shares") to any one or more Optionees.

4. **Number**

At the time of grant of a Stock Option, the Directors shall fix the number of Common Shares subject thereto.

The number of Common Shares reserved for issuance pursuant to this Plan at any given moment in time shall not exceed ten per cent (10%) of the then issued and outstanding common shares of the Corporation and the number of Common Shares under option at any one time shall not exceed the number of Common Shares then reserved for issuance pursuant to this Plan.

The number of Common Shares reserved for issuance pursuant to this Plan in respect of all Stock Options granted to any one Optionee at any one time shall not exceed five percent (5%) of the aggregate number of Common Shares issued and outstanding at that time.

Common Shares optioned under Stock Options that expire or otherwise terminate shall be available to be optioned under subsequent grants of Stock Options.

5. **Exercise Price**

At the time of grant of a Stock Option, the Directors shall fix the exercise price thereof (the "Exercise Price"), which such price shall be the closing price of the Common Shares on The TSX Venture Exchange (the "TSX Venture") on the first date preceding the date of grant on which the Common Shares traded on the TSX Venture.

6. **Vesting**

At the time of grant of a Stock Option, the Directors shall fix the date or dates on which the Optionee shall be entitled to exercise part or all of such Stock Option (the "Vesting Dates")

7. **Expiry Date**

At the time of grant of a Stock Option, the Directors shall fix the date on which such Stock Option shall expire (the "Expiry Date"), provided that such date shall be no later than five (5) years from the date of grant.

8. **Stock Option Agreement**

A written agreement shall be entered into between the Corporation and each Optionee to whom a Stock Option has been granted under this Plan, which such agreement shall set out the number of Common Shares under option, the Exercise Price, the Vesting Dates, the Expiry Date and such other terms as the Directors determine to be necessary or desirable, all of which shall be in accordance with the provisions of this Plan. The agreement will be in the form attached as Schedule "A" to this Plan or in such other form as the Directors may from time to time approve and may be executed and delivered for and on behalf of the Corporation by any one such Officer or Director of the Corporation as the Directors may authorize.

9. **No Right of Assignment**

All Stock Options granted pursuant to this Plan shall be personal to the Optionee and shall not be assignable or otherwise transferred except by will or the laws of descent and distribution.

10. **No Right as Shareholder**

An Optionee shall have no rights whatsoever as a shareholder in respect of any Common Shares under option to such Optionee unless and until he/she has exercised the related Stock Option in respect of such Common Shares.

11. **Exercise**

A stock Option may be exercised in whole or in part by the delivery to the Corporation at its head office of a written notice (the "Notice") that specifies the number of Common Shares in respect of which such Stock Option is being exercised together with payment in an amount equal to the Exercise Price thereof multiplied by such number of Common Shares.

Upon exercise of a Stock Option in whole or in part, the Corporation shall cause to be delivered to the Optionee a certificate registered in the name of such Optionee representing the number of Common Shares specified in the Notice.

Common Shares issued upon the valid exercise of a Stock Option shall be validly issued as fully paid and non-assessable. The issuance of such Common Shares shall not require any further resolution or approval of the Directors and shall be deemed to have occurred on the date that the related Stock Option was exercised.

12. **Variations in Number**

In the event that the Corporation:

a. declares a stock dividend or makes a distribution on the Common Shares in Common Shares;

b. subdivides or consolidates the issued and outstanding Common Shares into a greater or smaller number of Common Shares;

c. issues rights to all or substantially all of the holders of the Common Shares to purchase additional Common Shares at a price below the closing trading price of the Common Shares on the record date associated with such issuance; or

d. effects any transaction through which the Common Shares as a class are converted into or rendered exchangeable for any other securities.

then either or both of the number of Common Shares optioned under outstanding Stock Options and the Exercise Price thereof shall be adjusted by resolution of the Directors if the Directors determine that such an adjustment is required to prevent substantial dilution or enlargement of the rights granted to Optionees.

13. **Variations in Vesting**

In the event that an Optionee retires or resigns from his or her office and employment with the Corporation and all of its subsidiaries or is removed from such office and employment (whether with or without cause) or otherwise ceases to hold such office or employment for any reason (otherwise that as a result of the death of the Optionee) all then outstanding and unvested Stock Options granted to such Optionee shall immediately and automatically terminate. Such Optionee shall have the right to exercise part or all of his or her then outstanding and vested Stock Options until the earlier of the date that is ninety (90) days thereafter or the Expiry Date. All such Stock Options not exercised by such date shall immediately and automatically terminate.

In the event that:

a. the Directors determine that there is a reasonable probability that the Corporation will be reorganized, amalgamated or merged with, consolidated into or in any way combined with another corporation;

b. the shareholders of the Corporation approve the liquidation, dissolution or winding-up of the Corporation or the sale, lease, exchange or other disposition of all or substantially all of the property of the Corporation

c. a "formal bid" (as defined by the Securities Act (Alberta) is made for any voting or equity securities of the Corporation; or

d. the Directors determine that there is a reasonable probability that the Corporation will experience a change of control (as determined by the Directors)

then the Directors may by resolution determine that all or any part of the outstanding an invested Stock Options granted to any one or more Optionees shall vest on a date specified by such resolution and all such Stock Options shall be deemed to have vested on the date so specified.

14. **Amendments or Discontinuances of Plan**

This Plan is subject to the rules of the TSX Venture Exchange and of any other stock exchange or exchange facility through which the Common Shares may at any time be traded (the "Rules". To the extent that any provision of this Plan conflicts with any Rule, such Rule shall govern and this Plan shall be deemed to be amended to be consistent therewith.

The Directors may amend or discontinue this Plan at any time, provided that no such amendment or discontinuance may, without the consent of any effected Optionee, alter or impair and Stock Option previously granted to such Optionee under the Plan.

15. Transition

A stock option agreement entered into pursuant to the provisions of the Corporation's stock option plan dated December 29, 1994 (the "Prior Plan"), that remains outstanding on the effective date of this Plan shall, with the written consent of the Optionee party thereto, continue in full force and effect under the terms of this Plan. If such written consent is not obtained from such Optionee, such stock option agreement shall continue in full force and effect under the terms of the Prior Plan.

Subject to the forgoing, the Prior Plan shall be rescinded on the effective date of this Plan.

16. Effective Date

This Plan shall become effective as of the date set out below.

Dated December 15, 2003.

AMERICAN MANOR ENTERPRISES INC.

"William A. MacPherson"	*"M. Claire MacPherson"*
William A. MacPherson	M. Claire MacPherson
President, CEO and Director	Corporate Secretary

AMERICAN MANOR ENTERPRISES INC.

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF AMERICAN MANOR ENTERPRISES INC. (THE "CORPORATION") FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY30, 2004.

The undersigned shareholder of the Corporation, hereby appoints **William A. MacPherson**, President, Chief Executive Officer and a Director of the Corporation, or failing him, **E. Neil Black**, Chief Financial Officer of the Corporation, or instead of either of the foregoing ______________________________ as proxy holder, with full power of substitution, to attend, to act and to vote all common shares in the capital of the Corporation set forth below (the "Shares") for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on January 30, 2004 at the hour of 11:00 a.m. (Calgary time) and at any adjournments thereof (the "Meeting") and at every poll which may take place in consequence thereof upon the matters which may come before the Meeting, and the undersigned hereby revokes any prior proxy appointing a proxyholder for the undersigned at the Meeting or any adjournment thereof. The said proxyholder is instructed to vote as specified below:

1. To fix the number of directors to be elected at the Meeting at 6:
   VOTE FOR:__________ VOTE AGAINST:__________ WITHHOLD VOTE:__________

2. To elect the persons named as proposed directors in the Information Circular - Proxy Statement accompanying this proxy as directors of the Corporation for the ensuing year:
   VOTE FOR:__________ WITHHOLD VOTE:__________

3. To reappoint McGovern, Hurley, Cunninham LLP, Chartered Accountants, as auditors of the Corporation, for the ensuing year and to authorize the directors of the Corporation to fix the remuneration of such auditors:
   VOTE FOR: __________ WITHHOLD VOTE:__________

4. To approve the continuation of the employee incentive stock option plan of the Corporation:
   VOTE FOR:__________ VOTE AGAINST:__________ WITHHOLD VOTE:__________

5. On any amendments or variations to matters identified in the Notice of the Meeting and on any other matters that may properly come before the Meeting, in such manner as the said proxyholder may see fit.

The Shares represented by this proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. **In the absence of any instructions above, this proxy will be voted at the Meeting FOR the resolutions referred to in items 1, 2, 3, and 4 above. If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the Meeting or at any adjournment thereof, or if any other matters properly come before such meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the appointed proxyholder.**

DATED this __ day of ______________, 200_.*

____
(Signature of Shareholder)**

____
(Shareholder's Name - please print)

____
(Number of Shares Held)

* If this proxy is not dated, it shall be deemed to bear the date on which it is mailed by management.

** This proxy must be dated and signed by the shareholder or such shareholder's attorney duly authorized in writing or, if the shareholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

NOTE: A shareholder has the right to appoint a proxyholder other than the persons designated in this proxy as such shareholder's nominee to attend and act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such rights, the shareholder should cross out the names of the nominees of management above and insert the name of such shareholder's nominee in the blank space provided for the purpose above or complete another proxy.

Shareholders who are unable to attend the Meeting in person are requested to complete this proxy and return it to American Manor Enterprises Inc., 17 Prince Street, Suite 202, Dartmouth, Nova Scotia, B2Y 4W2 to be valid, proxies must be received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date of the Meeting or any adjournment thereof.

American Manor Enterprises Inc.
(The "Corporation")

Supplemental Mailing List

RETURN CARD

N1 54-102 provides shareholders with the opportunity to elect annually to have their names added to the Corporation's supplemental mailing list in order to receive quarterly financial statements of the Corporation.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.
If you wish to receive quarterly financial statements of the Corporation, and / or you wish to receive corporate information via electronic mail, please complete and return this form in the envelope included.

____ I would like to receive quarterly financial statements by regular mail.

____ I would consent to receive quarterly financial statements via electronic mail.

Name of Shareholder (Please Print)

Address

City Province Postal Code

E-mail Address

The undersigned hereby certifies to be a shareholder of American Manor Enterprises Inc.

Signature of Shareholder

Dated________________, 200_

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
AS AT

	October 31, 2003 $	July 31, 2003 $
ASSETS		
CURRENT		
Cash	39,698	18,640
Investment in marketable securities	28,505	44,469
Accounts receivable	135,000	287,573
GST recoverable	1,739	310
Prepaid expenses	702	702
Loan receivable (Note 2)	100,000	-
	305,644	351,694
INVESTMENT IN OIL AND GAS PROPERTIES	3	3
MINERAL PROPERTIES	2	2
EQUIPMENT, net of accumulated amortization of $24,065 (2003 - $23,566)	7,321	7,820
LONG-TERM INVESTMENT, at cost (Note 3)	100,000	100,000
	412,970	459,519
LIABILITIES		
CURRENT		
Accounts payable	20,436	30,659
Current portion of loan payable (Note 4)	500,419	503,829
	520,855	534,488
PREFERRED SHARES (Note 5)	1	1
	520,856	534,489
CAPITAL STOCK AND DEFICIT		
CAPITAL STOCK (Note 5)	16,606,816	16,606,816
WARRANTS	89,083	89,083
(DEFICIT)	(16,803,785)	(16,770,869)
	(107,886)	(74,790)
	412,970	459,519

APPROVED ON BEHALF OF THE BOARD:

Signed "WILLIAM A. MACPHERSON", Director

Signed "GEORGE POTHIER", Director

UNAUDITED

AMERICAN MANOR ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE

	Three Months Ended October 31, 2003 $	Three Months Ended October 31, 2002 $
ADMINISTRATIVE EXPENSES		
Interest on long-term debt	13,256	12,927
Administrative services	12,443	12,450
Consulting fees	8,748	22,642
Office and general	3,240	5,980
Occupancy costs	2,584	2,343
Insurance	2,053	1,823
Shareholders' expenses	1,894	1,402
Professional fees	1,500	5,300
Telephone	1,230	1,830
General exploration	750	-
Travel	736	928
Loss on foreign exchange	355	175
Interest and bank charges	154	170
Amortization	499	607
	49,442	68,577
(Loss) before the undernoted	(49,442)	(68,577)
Gain on sale of marketable securities	16,526	-
NET (LOSS) FOR THE PERIOD	(32,916)	(68,577)
(DEFICIT), beginning of period	(16,770,869)	(15,800,959)
(DEFICIT), end of period	(16,803,785)	(15,869,536)
(LOSS) PER COMMON SHARE - Basic (Note 7)	(0.00)	(0.01)

UNAUDITED

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE

	Three Months Ended October 31, 2003 $	Three Months Ended October 31, 2002 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) for the period	(32,916)	(68,577)
Adjustments for:		
(Gain) on sale of marketable securities	(16,526)	-
Amortization	499	607
	(48,943)	(67,970)
Changes in non-cash working capital balances:		
Decrease in accounts receivable	152,573	-
(Increase) in GST recoverable	(1,429)	(1,279)
(Decrease) in accounts payable and accrued liabilities	(10,223)	(2,575)
	140,921	(3,854)
Cash flows from operating activities	91,978	71,824
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES		
(Decrease) increase in loan payable	(3,410)	12,927
CASH FLOWS (USED IN) INVESTING ACTIVITIES		
(Increase) in loan receivable	(100,000)	-
Investment in mineral properties	-	(324)
Proceeds on sale of marketable securities	32,490	-
	(67,510)	(324)
Increase (decrease) in cash	21,058	(59,221)
Cash, beginning of period	18,640	113,347
Cash, end of period	39,698	54,126
SUPPLEMENTAL INFORMATION		
Interest paid in the period	16,667	-
Income taxes paid in the period	-	-

UNAUDITED

1. BASIS OF PRESENTATION

American Manor Enterprises Inc. (the "Company") is engaged in the search, evaluation and development of precious metal, oil and gas and other resources on a global basis. Since much of the Company's assets are located outside of Canada, these assets are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

There has been no determination whether the Company's interest in mineral and oil and gas properties held for exploration contain reserves which are economically recoverable. To date, the Company has earned no revenues and is considered to be in the development stage.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effective to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements.

The Company has a need for equity capital and financing for working capital requirements. No agreement with investors have been reached and there is no assurance that such will take place. Because of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The accompanying unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the period ended October 31, 2003 are not necessarily indicative of the results that may be expected for the full year ended July 31, 2004. For further information, see the Company's consolidated financial statements including the notes thereto for the year ended July 31, 2003.

2. LOAN RECEIVABLE

The loan receivable is unsecured and due March 31, 2004. Interest is payable at a rate of 10% per annum and interest only is payable bimonthly until March 31, 2004 at which time the entire principal sum and any accrued interest is due. In addition, the Company has the option to acquire 285,714 units at $0.35 per unit from Synxx Synfuels Inc., a private Canadian company. Each unit consist of one common share and one common share purchase warrant exercisable at $0.50 for two years after the exercise of the option.

3. LONG-TERM INVESTMENTS

The long-term investment consists of 1,000,000 common shares of Rally Energy Corp. held as security for the loan from Boulder Ridge Ltd. (see Note 4).

4. LOAN PAYABLE

Pursuant to a loan agreement dated April 2, 2002, the Company borrowed $500,000 from Boulder Ridge Ltd. The loan bears interest at 8% per annum and is due April 5, 2004. In addition, the lender is entitled to receive 250,000 common share purchase warrants (see Note 4). The loan was originally valued at $475,131 with the balance of the amount $24,869 being allocated to the warrants. The loan is secured by 1,000,000 common shares of Rally Energy Corp. which have a cost of $100,000 (quoted market value $650,000 as at October 31, 2003).

5. CAPITAL STOCK

The capital stock is as follows:

Authorized	
Unlimited preferred shares, voting, non-cumulative, redeemable at $1 per share	
Unlimited common shares	
Issued	
7,050,435 Common shares	$ 16,606,816
1,500,000 Preferred shares	$ 1

6. STOCK OPTIONS

The Board of Directors of the Company has adopted a stock option plan for the Company. Pursuant to the plan, the board of directors of the Company may allocate common shares to its directors, officers and certain consultants. The aggregate number of stock options to be granted under the plan should not exceed 10% of the issued and outstanding capital of the Company. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

Stock option activity for the period ended October 31, 2002 is summarized as follows:

	Common Shares	Weighted Average Exercise Price
	#	$
Balance, July 31, 2003	575,000	0.25
Balance, October 31, 2003	575,000	0.25

The following is a summary of common share purchase options outstanding as at October 31, 2003:

Range of Prices	Common Shares	Average Remaining Life	Weighted Average Exercise Price
$	#	(Years)	$
0.25	525,000	1.2	0.25
0.30	25,000	1.4	0.30
0.30	25,000	1.3	0.30
	575,000	1.2	0.25

7. LOSS PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, the fully diluted loss per share has not been presented.

PRESS RELEASE

04 JAN 22 PM 7:21

AMERICAN MANOR ENTERPRISES INC.
Suite 202, 17 Prince Street
Dartmouth, Nova Scotia, B2Y 4W2
For more information Contact: Brian Bradbury
Phone: 902-464-9346 Fax: 902-466-4353

S.E.C. NO. 82-4158

FOR IMMEDIATE RELEASE

AMERICAN MANOR ENTERPRISES INC. ACQUIRES PROPERTY AT SASKATCHEWAN LAND SALE

Dartmouth, Nova Scotia, January 09, 2004- William A. MacPherson, P.Eng, President is pleased to announce that American Manor Enterprises has acquired two parcels of land in the Swift Current area of Saskatchewan at a December 9, 2003 land sale. American Manor Enterprises Inc. and its partners, Freemont Exploration and W.D.M. Resources purchased NE1/4 & NW ¼ Sec.31-17-17W3M. American Manor has a 45% working interest in the two land positions. Identified on these sections is an exploration prospect along the prolific Roseray Sand producing trend in SW Saskatchewan. The depth of the sand in this area is approximately 1000m. Plans are to begin drilling on these prospects in early 2004.

As disclosed in the most recent Annual Report and BC Form 51-901F, American Manor has sold its 3% interest in the 96-06 Lease on Prince Edward Island for 75% of the original cost the Company paid to participate in the two well exploration program. The Company also sold its interest in the Manyberries and Conrad Projects back to Val Vista Energy for a total value of $195,000.

In other developments the Company has extended its $500,000 loan with Boulder Ridge for an additional six months.

American Manor is currently completing due diligence on several potential Oil & Gas Production opportunities.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

William A. MacPherson, P.Eng., President American Manor Enterprises Inc.

Signed "William A. MacPherson , P.Eng."

04 JAN 22 AM 7:21

AMERICAN MANOR ENTERPRISES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO: THE SHAREHOLDERS OF AMERICAN MANOR ENTERPRISES INC.

TAKE NOTICE that an Annual Meeting (the "Meeting") of the holders of common shares of American Manor Enterprises Inc. (the "Corporation") will be held at the offices of Shea Nerland Calnan located at 1900, 715 – 5th Avenue S.W., Calgary, Alberta T2P 2X6, on January 30, 2004 at 11:00 a.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Corporation for the financial year ended July 31, 2003 and the auditors' report thereon;
2. to fix the number of directors to be elected at the Meeting at not more than 6;
3. to elect directors of the Corporation for the ensuing year;
4. to reappoint McGovern, Hurley, Cunningham, LLP Chartered Accountants as the auditors of the Corporation;
5. to approve the continuation of the employee incentive stock option plan of the Corporation; and
6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with the Corporation at Suite 202, 17 Prince Street, Dartmouth, Nova Scotia, B2Y 4W2. In order to be valid and acted upon at the Meeting, proxies must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof.

Shareholders are cautioned that the use of the mails to transmit proxies is at each shareholder's risk.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on December 15, 2003 (the "Record Date"). Only shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares owned as at the Record Date, unless any such shareholder transfers such shareholders shares after the Record Date and the transferee of those shares establishes that the transferee owns the shares and demands, not later than the close of business on January 20, 2004 that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Dartmouth, Nova Scotia, this 15th day of December, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"William A. MacPherson"
William A. MacPherson, President